Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600
San Francisco, CA 94111-3715
Tel 415.393.8200 gibsondunn.com

March 14, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill and Jason Drory

Re:	Spyre Therapeutics, Inc.

Amendment No. 2 to Registration Statement on Form S-1 filed on March 1, 2024 (File No. 333-276251) and Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on March 5, 2024 (File No. 333-273769)

Ladies and Gentlemen:

On behalf of Spyre Therapeutics, Inc. (the “Company” or “Spyre”), this letter responds to the written comment of the staff of the U.S. Securities and Exchange Commission – Division of Corporation Finance (the “Staff”) contained in your letter, dated March 8, 2024 (the “Comment Letter”), and an oral comment provided to the Company’s outside counsel on March 8, 2024 regarding the above-referenced Registration Statement on Form S-1 (File No. 333-273769) (the “Pre-effective Registration Statement”) and Registration Statement on Form S-1 (File No. 333-276251) (the “Effective Registration Statement”). The Staff’s comments are set forth below, followed by the Company’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the Staff’s written comment, followed by the oral comment. The Company’s responses are set forth in ordinary type below the Staff’s comments, which are set forth in bold type. References are made to the Company’s Pre-effective Amendment No. 3 to the Pre-effective Registration Statement (the “Pre-effective Amendment”) and the Post-effective Amendment No. 2 to the Effective Registration Statement (the “Post-effective Amendment”), each filed on March 14, 2024.

Amendment No. 2 to Registration Statement on Form S-1 filed March 1, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022, page 58

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

March 14, 2024

1.	Please include an explanation for the increase in Other expense, net.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Pre-effective Amendment and on page 59 of the Post-effective Amendment, in each case, to provide an explanation for the increase in Other expense, net.

2.

Please include the material terms that are anticipated to be reflected in the SPY001 License Agreement and the SPY002 License Agreement, which are expected to be entered into between the Company and Paragon Therapeutics, Inc. but which have not been entered into as of the date hereof.

In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 66 of the Pre-effective Amendment and on pages 65 and 66 of the Post-effective Amendment, in each case, to provide the material terms that are anticipated to be reflected in the SPY001 License Agreement and the SPY002 License Agreement, which are expected to be entered into between the Company and Paragon Therapeutics, Inc. but which have not been entered into as of the date hereof.

***

Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-8373 or Branden C. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP

Dr. Cameron Turtle, Spyre Therapeutics, Inc.

Scott Burrows, Spyre Therapeutics, Inc.

Heidy King-Jones, Spyre Therapeutics, Inc.

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